Exhibit 19

Theravance Biopharma, Inc.

INSIDER TRADING POLICY

and

Guidelines with Respect to

Certain Transactions in Securities

Effective as of October 31, 2025

TABLE OF CONTENTS

(Continued)

SCHEDULE I (Individuals subject to pre-clearance requirements)

SCHEDULE II (Individuals subject to Section 16 reporting and liability provisions)

SCHEDULE III (Requirements for 10b5-1 Trading Plans)

- ii -

INTRODUCTION

Theravance Biopharma, Inc. (together with its subsidiaries (including, without limitation, Theravance Biopharma US, Inc.) the “Company”) opposes the unauthorized disclosure of any non-public information acquired in the course of your service with the Company and the misuse of material non-public information in securities trading. Any such actions will be deemed violations of this Insider Trading Policy (the “Policy”).

Legal prohibitions on insider trading

The antifraud provisions of U.S. federal securities laws prohibit directors, officers, employees and other individuals who possess material non-public information from trading on the basis of that information. Transactions will be considered “on the basis of” material non-public information if the person engaged in the transaction was aware of the material non-public information at the time of the transaction. It is not a defense that the person did not “use” the information for purposes of the transaction.

Disclosing material non-public information directly or indirectly to others who then trade based on that information or making recommendations or expressing opinions as to transactions in securities while aware of material non-public information (which is sometime referred to as “tipping”) is also illegal. Both the person who provides the information, recommendation or opinion and the person who trades based on it may be liable.

These illegal activities are commonly referred to as “insider trading”. State securities laws and securities laws of other jurisdictions also impose restrictions on insider trading.

In addition, the Company, as well as individual directors, officers and other supervisory personnel, may be subject to liability as “controlling persons” for failure to take appropriate steps to prevent insider trading by those under their supervision, influence or control.

Detection and prosecution of insider trading

The U.S. Securities and Exchange Commission (the “SEC”), the Financial Industry Regulatory Authority (“FINRA”) and the Nasdaq Stock Market use sophisticated electronic surveillance techniques to investigate and detect insider trading, and the SEC and the U.S. Department of Justice pursue insider trading violations vigorously. Cases involving trading through foreign accounts, trading by family members and friends and trading involving only a small number of shares have been successfully prosecuted.

Penalties for violation of insider trading laws and this Policy

Civil and criminal penalties. As of the effective date of this Policy, potential penalties for insider trading violations under U.S. federal securities laws include:

•	damages in a private lawsuit;
•	disgorging any profits made or losses avoided;
•	imprisonment for up to 20 years;
•	criminal fines of up to $5 million for individuals and $25 million for entities;
•	civil fines of up to three times the profit gained or loss avoided;

•	a bar against serving as an officer or director of a public company; and
•	an injunction against future violations.

Civil and criminal penalties also apply to tipping. The SEC has imposed large penalties in tipping cases even when the disclosing person did not trade or gain any benefit from another person’s trading.

Controlling person liability. As of the effective date of this Policy, the penalty for “controlling person” liability is a civil fine of up to the greater of $2.6 million or three times the profit gained or loss avoided as a result of the insider trading violations, as well as potential criminal fines and imprisonment.

Company disciplinary actions. If the Company has a reasonable basis to conclude that you have failed to comply with this Policy, you may be subject to disciplinary action by the Company, up to and including dismissal for cause, regardless of whether or not your failure to comply with this Policy results in a violation of law. It is not necessary for the Company to wait for the filing or conclusion of any civil or criminal action against you before taking disciplinary action. In addition, the Company may give stop transfer and other instructions to the Company’s transfer agent to enforce compliance with this Policy.

Compliance Officer

Please direct any questions, requests or reports as to any of the matters discussed in this Policy to the senior Legal Officers of the Company (each, a “Compliance Officer”). The Compliance Officer(s) are generally responsible for the administration of this Policy. A Compliance Officer may select others to assist with the execution of his or her duties.

Reporting violations

It is your responsibility to help enforce this Policy. You should be alert to possible violations and promptly report violations or suspected violations of this Policy to a Compliance Officer. If your situation requires that your identity be kept secret, your anonymity will be preserved to the greatest extent reasonably possible. If you wish to remain anonymous, you may: send a letter addressed to: Compliance Officer at Theravance Biopharma, Inc., c/o Theravance Biopharma US, Inc., 901 Gateway Boulevard, South San Francisco, CA 94080; or leave an anonymous message on the compliance hotline at (650) 808-3993 or the toll free number 866-806-2637. If you make an anonymous report, please provide as much detail as possible, including any evidence that you believe may be relevant to the issue.

Personal responsibility

The ultimate responsibility for complying with this Policy and applicable laws and regulations rests with you. You should use your best judgment at all times and consult with your personal legal and financial advisors, as needed. We advise you to seek assistance from a Compliance Officer if you have any questions at all. The rules relating to insider trading can be complex, and a violation of insider trading laws can carry severe consequences.

PERSONS AND TRANSACTIONS COVERED BY THIS POLICY

Persons covered by this Policy

This Policy applies to all directors, officers, employees and agents (such as consultants and independent contractors) of the Company. References in this Policy to “you” (as well as general references to directors, officers, employees and agents of the Company) should also be understood to include members of your immediate family, persons with whom you share a household, persons that are your economic dependents and any other individuals or entities whose transactions in securities you influence, direct or control (including, for example, a venture or other investment fund, if you influence, direct or control transactions by the fund). You are responsible for making sure that these other individuals and entities comply with this Policy.

Types of transactions covered by this Policy

Except as discussed in the section entitled “Limited Exceptions” below, this Policy applies to all transactions involving the securities of the Company or the securities of other companies as to which you possess material non-public information obtained in the course of your service with the Company. This Policy therefore applies to purchases, sales and other transfers of ordinary shares, options, warrants, preferred shares, debt securities (such as debentures, bonds and notes) and other securities of the Company or of such other companies. This Policy also applies to any arrangements that affect economic exposure to changes in the prices of these securities. These arrangements may include, among other things, transactions in derivative securities (such as exchange-traded put or call options), hedging transactions, short sales and certain decisions with respect to participation in benefit plans. This Policy also applies to any offers with respect to the transactions discussed above. You should note that there are no exceptions from insider trading laws or this Policy based on the size of the transaction.

Responsibilities regarding the non-public information of other companies

This Policy prohibits the unauthorized disclosure or other misuse of any non-public information of other companies, such as the Company’s distributors, vendors, customers, corporate partners or collaborators, suppliers and competitors. This Policy also prohibits insider trading and tipping based on the material non-public information of other companies.

Applicability of this Policy after your departure

You are expected to comply with this Policy until such time as you are no longer affiliated with the Company and you no longer possess any material non-public information subject to this Policy. In addition, if your transactions in Company securities are subject to a blackout period at the time of the termination of your service to the Company, then the blackout period will continue to apply to your transactions in the Company’s securities until the end of such blackout period.

No exceptions based on personal circumstances

There may be instances where you suffer financial harm or other hardship or are otherwise required to forego a planned transaction because of the restrictions imposed by this Policy. Personal financial emergency or other personal circumstances are not mitigating factors under securities laws and will not excuse a failure to comply with this Policy.

MATERIAL NON-PUBLIC INFORMATION

“Material” information

Information should be regarded as material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell securities or would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security. In general, any information that could reasonably be expected to affect the market price of a security is likely to be material. Either positive or negative information may be material.

It is not possible to define all categories of “material” information. However, some examples of information that could be regarded as material include information with respect to:

•

Financial results, financial condition, earnings pre-announcements, guidance, projections or forecasts, particularly if inconsistent with the Company’s current guidance or with the expectations of the investment community;

•	Restatements of financial results, or material impairments, write-offs or restructurings;
•	Changes in independent auditors, or notification that the Company may no longer rely on an audit report;
•	Business plans or budgets;
•	Creation of significant financial obligations, or any significant default under or acceleration of any financial obligation;
•	Impending bankruptcy or financial liquidity problems;
•

Significant developments involving important business relationships or important corporate partnerships/collaborations, including execution, modification or termination of significant agreements or significant orders with customers, suppliers, distributors, manufacturers or other business partners;

•

Certain regulatory filings, regulatory approvals and denials or significant regulatory developments such as changes in regulatory guidance with respect to pre- or post-approval requirements, the contents of advisory committee meeting briefing documents, or the results of meetings between the Company and regulatory authorities;

•	Certain important pre-clinical or clinical study results or developments;
•	Product introductions, modifications, defects or recalls or significant pricing changes or other product developments of a significant nature;
•	Significant developments in research and development or relating to intellectual property;
•	Significant legal or regulatory developments, whether actual or threatened;
•

Major events involving the Company’s securities, including calls of securities for redemption, adoption of share repurchase programs, option repricings, share splits, changes in dividend policies, public or private securities offerings (unless pursuant to a plan or arrangement that has already been publicly announced or understood by the investment community), modification to the rights of security holders or notice of delisting;

•	A significant cybersecurity incident, such as a data breach, or any other significant disruption, loss, potential loss, breach or unauthorized access of the Company’s property or assets, whether at the Company’s facilities or through the Company’s information technology infrastructure;

•	The existence of a special blackout period;
•

Significant corporate events, such as a pending or proposed merger, joint venture, tender offer or important corporate partnering / collaboration agreement, a significant investment, the acquisition or disposition of a significant business or asset (including products or product candidates) or a change in control of the company; and

•	Major personnel changes, such as changes in executive management or lay-offs.

If you have any questions as to whether information should be considered “material”, you should consult with a Compliance Officer. In general, it is advisable to resolve any close questions as to the materiality of any information by assuming that the information is material.

“Non-public” information

Information is considered non-public if the information has not been broadly disseminated to the public for a sufficient period to be reflected in the price of the security. As a general rule, information should be considered non-public until at least two full trading days have elapsed after the information is broadly distributed to the public in a press release, a public filing with the SEC, a pre-announced public webcast or another broad, non-exclusionary form of public communication. If, for example, the Company were to make an announcement prior to the start of the trading day on a Monday morning, you should not trade in the Company’s securities until the beginning of the trading day on Wednesday. However, depending upon the form of the announcement and the nature of the information, it is possible that information may not be fully absorbed by the marketplace until a later time. Any questions as to whether information is non-public should be directed to a Compliance Officer.

The term “trading day” means a day on which national stock exchanges are open for trading. A “full” trading day has elapsed when, after the public disclosure, trading in the relevant security has opened and then closed.

POLICIES REGARDING MATERIAL NON-PUBLIC INFORMATION

Confidentiality of non-public information

The unauthorized use or disclosure of non-public information relating to the Company or other companies is prohibited. All non-public information you acquire in the course of your service with the Company may only be used for legitimate Company business purposes. In addition, non-public information of others should be handled in accordance with the terms of any relevant nondisclosure agreements, and the use of any such non-public information should be limited to the purpose for which it was disclosed.

You must use all reasonable efforts to safeguard non-public information in the Company’s possession. You may not disclose non-public information about the Company or any other company, unless required by law, or unless (i) disclosure is required for legitimate Company business purposes, (ii) you are authorized to disclose the information and (iii) appropriate steps have been taken to prevent misuse of that information (including entering an appropriate nondisclosure agreement that restricts the disclosure and use of the information, if applicable). This restriction also applies to internal communications within the Company and to communications with agents of the Company. In cases where disclosing non-public information to third parties is required, you should coordinate with the Legal Department.

All officers, employees and agents of the Company are required to sign and comply with an agreement addressing confidential information and invention assignment.

No trading on material non-public information

Except as discussed in the section entitled “Limited Exceptions” below, you may not, directly or indirectly through others, engage in any transaction involving the Company’s securities while aware of material non-public information relating to the Company. It is not an excuse that you did not “use” the information in your transaction.

Similarly, you may not engage in transactions involving the securities of any other company if you are aware of material non-public information about that company (except to the extent the transactions are analogous to those presented in the section entitled “Limited Exceptions” below). For example, you may be involved in a proposed transaction involving a prospective business relationship or transaction with another company. If information about that transaction constitutes material non-public information for that other company, you would be prohibited from engaging in transactions involving the securities of that other company (as well as transactions involving Company securities, if that information is material to the Company). It is important to note that “materiality” is different for different companies. Information that is not material to the Company may be material to another company.

No disclosing material non-public information for the benefit of others

You may not disclose material non-public information concerning the Company or any other company to friends, family members or any other person or entity not authorized to receive such information where such person or entity may benefit by trading on the basis of such information. In addition, you may not make recommendations or express opinions on the basis of material non-public information as to trading in the securities of companies to which such information relates. You are prohibited from engaging in these actions whether or not you derive any profit or personal benefit from doing so.  This prohibition against disclosure of material non-public information includes disclosure

(even anonymous disclosure) via the Internet, blogs, investor forums, chat rooms, social media, or the like.

Responding to outside inquiries for information

In the event you receive an inquiry from someone outside of the Company, such as a stock analyst, for information, you should refer the inquiry to the Chief Financial Officer or the Investor Relations Department. The Company is required under Regulation FD (Fair Disclosure) of the U.S. federal securities laws to avoid the selective disclosure of material non-public information. In general, the regulation provides that when a public company discloses material non-public information, it must provide broad, non-exclusionary access to the information. Violations of this regulation can subject the company to SEC enforcement actions, which may result in injunctions and severe monetary penalties. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release in compliance with applicable law.

TRADING BLACKOUT PERIODS

To limit the likelihood of trading at times when there is a significant risk of insider trading exposure, the Company has instituted quarterly trading blackout periods and may institute special trading blackout periods from time to time.

It is important to note that whether or not you are subject to blackout periods, you remain subject to the prohibitions on trading on the basis of material non-public information and any other applicable restrictions in this Policy.

Quarterly blackout periods

Except as discussed in the section entitled “Limited Exceptions” below, directors, officers and all other employees must refrain from conducting transactions involving the Company’s securities during quarterly blackout periods.

Quarterly blackout periods start at the beginning of the day that is 15 calendar days before the close of each fiscal quarter and end at the end of the second full trading day following the date of public disclosure of the financial results for that fiscal quarter. This period is a particularly sensitive time for transactions involving the Company’s securities from the perspective of compliance with applicable securities laws due to the fact that, during this period, individuals may often possess or have access to material non-public information relevant to the expected financial results for the quarter.

Special blackout periods

From time to time, the Company may also prohibit directors, officers, employees and agents from engaging in transactions involving the Company’s securities when, in the judgment of a Compliance Officer, a trading blackout is warranted. The Company will generally impose special blackout periods when there are material developments known to the Company that have not yet been disclosed to the public. For example, the Company may impose a special blackout period in anticipation of announcing interim earnings guidance or a significant transaction or business development. However, special blackout periods may be declared for any reason.

The Company will notify those persons subject to a special blackout period. Each person who has been so identified and notified by the Company may not engage in any transaction involving the Company’s securities until instructed otherwise by a Compliance Officer, and should not disclose to others the fact of such suspension of trading.

No “safe harbors”

There are no unconditional “safe harbors” for trades made at particular times, and all persons subject to this Policy should exercise good judgment at all times. Even when a quarterly blackout period is not in effect, you may be prohibited from engaging in transactions involving the Company’s securities because you possess material non-public information, are subject to a special blackout period or are otherwise restricted under this Policy.

PRE-CLEARANCE OF TRADES

Except as discussed in the section entitled “Limited Exceptions” below, directors and officers should refrain from engaging in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from a Compliance Officer. In addition, the Company has determined that certain other employees and agents of the Company that may have regular or special access to material non-public information should refrain from engaging in any transaction involving the Company’s securities without first obtaining pre-clearance of the transaction from a Compliance Officer.  A Compliance Officer may not engage in a transaction involving the Company’s securities unless the Chief Executive Officer or Chief Financial Officer has pre-cleared the transaction. Individuals subject to pre-clearance requirements as of the effective date of this policy are listed on Schedule I.  From time to time, the Company may identify other persons who should be subject to the pre-clearance requirements set forth above, and a Compliance Officer may update and revise Schedule I as appropriate.  Schedule I, as updated from time-to-time will be maintained by the Company’s Stock Administrator under supervision of the Compliance Officer(s).

These pre-clearance procedures are intended to decrease insider trading risks associated with transactions by individuals with regular or special access to material non-public information.  In addition, requiring pre-clearance of transactions by directors and officers facilitates compliance with Rule 144 resale restrictions under the Securities Act of 1933, as amended, and the liability and reporting provisions of Section 16 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pre-clearance of a trade, however, is not a defense to a claim of insider trading and does not excuse you from otherwise complying with insider trading laws or this Policy.  Further, pre-clearance of a transaction does not constitute an affirmation by the Company or a Compliance Officer that you are not in possession of material non-public information.

A Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction.

ADDITIONAL RESTRICTIONS AND GUIDANCE

This section addresses certain types of transactions that may expose you and the Company to significant risks. You should understand that, even though a transaction may not be expressly prohibited by this section, you are responsible for ensuring that the transaction otherwise complies with other provisions in this Policy that may apply to the transaction, such as the general prohibition against insider trading as well as pre-clearance procedures and blackout periods, to the extent applicable.

Bona Fide Gifts of Securities

Bona fide gifts are not transactions prohibited by this Policy, unless (1) the person making the gift has reason to believe that the recipient intends to sell the Company securities while such person making the gift is aware of material nonpublic information, or (2) the person making the gift is subject to the trading restrictions specified above under the headings “Trading Blackout Periods” and “Pre-Clearance of Trades” and the recipient of the Company securities sells the securities during a blackout period or period during which pre-clearance is required.

Short sales

Short sales (i.e., the sale of a security that must be borrowed to make delivery) and “selling short against the box” (i.e., a sale with a delayed delivery) with respect to Company securities are prohibited under this Policy. Short sales may signal to the market possible bad news about the Company or a general lack of confidence in the Company’s prospects, and an expectation that the value of the Company’s securities will decline. In addition, short sales are effectively a bet against the Company’s success and may reduce the seller’s incentive to improve the Company’s performance. Short sales may also create a suspicion that the seller is engaged in insider trading.

Derivative securities and hedging transactions

You may not engage in transactions in publicly traded options on the Company’s securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market.

Certain forms of hedging or monetization transactions, such as zero-cost collars, forward sale contracts and many others, involve the establishment of a short position in the Company’s securities and limit or eliminate your ability to profit from an increase in the value of the Company’s securities.  Such transactions are complex and involve many aspects of the federal securities laws, including filing and disclosure requirements.  Therefore, the Company requires that if you wish to enter into such an arrangement, you must first pre-clear the proposed transaction with a Compliance Officer.  Any request for pre-clearance must be submitted at least two weeks prior to the proposed execution of documents evidencing the proposed transaction.

Using Company securities as collateral for loans

If you are required to comply with Section 16 of the Exchange Act or pre-clearance requirements under this Policy (i.e., if you are listed on Schedule I or II), you may not pledge Company securities as collateral for loans without the approval of a Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge. If you default on the loan, the lender may sell the pledged securities as collateral in a foreclosure sale. The sale, even though not initiated at your request, is still considered a sale for your benefit and, if made at a time when you are aware of material non-public information or otherwise are not permitted to trade in Company securities, may result in inadvertent insider trading violations, Section 16 violations (for officers and directors), violations of this

Policy and unfavorable publicity for you and the Company. For these same reasons, even if you are not prohibited from pledging Company securities as collateral for loans, you should exercise caution when doing so.

Holding Company securities in margin accounts

Securities held in a margin account or pledged as collateral for a loan may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan.  A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading.  Because of this danger, you should exercise extreme caution in holding Company securities in a margin account or, as discussed above, pledging Company securities as collateral for a loan.  If you wish to hold Company securities in a margin account, you must submit a request for approval to a Compliance Officer at least two weeks prior to the proposed transfer of securities to a margin account.

Placing open orders with brokers

Except in accordance with an approved trading plan (as discussed below), you should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when you are aware of material non-public information or otherwise are not permitted to trade in Company securities, which may result in inadvertent insider trading violations, Section 16 violations (for officers and directors), violations of this Policy and unfavorable publicity for you and the Company. You should inform any broker with whom you place any open order at the time it is placed that you are subject to the blackout periods and provide the dates, or otherwise ensure that your open order will close before the blackout period commences. If you are subject to pre-clearance requirements, your order may remain open only for the period of time approved by a Compliance Officer.

LIMITED EXCEPTIONS

The following are certain limited exceptions to the restrictions imposed by the Company under this Policy. Please be aware that even if a transaction is subject to an exception to this Policy, you will need to separately assess whether the transaction complies with applicable law. For example, even if a transaction is indicated as exempt from this Policy, you may need to comply with the “short-swing” trading restrictions under Section 16 of the Exchange Act, to the extent applicable. You are responsible for complying with applicable law at all times.

Transactions pursuant to a trading plan that complies with SEC rules

The SEC has enacted rules that provide an affirmative defense against alleged violations of U.S. federal insider trading laws for transactions pursuant to trading plans that meet certain requirements. In general, these rules, as set forth in Rule 10b5-1 under the Exchange Act, provide for an affirmative defense if you enter into a contract, provide instructions or adopt a written plan for trading securities when you are not aware of material non-public information. The contract, instructions or plan must (i) specify the amount, price and date of the transaction, (ii) specify an objective method for determining the amount, price and date of the transaction and/or (iii) place any subsequent discretion for determining the amount, price and date of the transaction in another person who is not, at the time of the transaction, aware of material non-public information.

Transactions made pursuant to a written trading plan that (i) complies with the affirmative defense set forth in Rule 10b5-1 and (ii) is approved in advance by a Compliance Officer or the Company’s Legal Department, are not subject to the restrictions in this Policy against trades made while aware of material non-public information or to the pre-clearance procedures or blackout periods established under this Policy. In approving a trading plan, a Compliance Officer or the Legal Department, in furtherance of the objectives expressed in this Policy, will impose criteria in addition to those set forth in Rule 10b5-1. These criteria are set forth on Schedule III attached hereto, which may be updated from time-to-time. You should confer well in advance with a Compliance Officer or the Legal Department prior to the time desired for entering into any trading plan, as establishing these plans can take several weeks or longer.

The SEC rules regarding trading plans are complex and must be complied with completely to be effective. The description provided above is only a summary, and the Company strongly advises that you consult with your personal legal advisor if you intend to adopt a trading plan. While trading plans are subject to review and approval by the Company, the individual adopting the trading plan is ultimately responsible for compliance with Rule 10b5-1 and ensuring that the trading plan complies with this Policy.

Trading plans must be filed with and approved in writing, in advance by a Compliance Officer or the Legal Department. The Company may publicly disclose information regarding trading plans that you may enter.

Receipt and vesting of share options, restricted share units, restricted shares and share appreciation rights

The trading restrictions under this Policy do not apply to the grant or award of share options, restricted share units, restricted shares or share appreciation rights issued or offered by the Company. The trading restrictions under this Policy also do not apply to the vesting, cancellation or forfeiture of share options, restricted share units, restricted share or share appreciation rights in accordance with applicable plans and agreements.  The trading restrictions under this Policy also do not apply to your election to “sell-to-cover” or “sell all” that you make and the subsequent execution of such non-discretionary transactions. The trading restrictions do apply, however, to any subsequent sales of any such securities or the ordinary shares underlying such securities.

Exercise of share options for cash

The trading restrictions under this Policy do not apply to the exercise of share options for cash under the Company’s equity incentive plans. Likewise, the trading restrictions under this Policy do not apply to the exercise of share options in a share-for-share exercise with the Company or an election to have the Company withhold securities to cover tax obligations in connection with an option exercise. However, the trading restrictions under this Policy do apply to (i) the sale of any securities issued upon the exercise of a share option, (ii) a “cashless exercise” of a share option through a broker, since this involves selling a portion of the underlying shares to cover the costs of exercise, and (iii) any other market sale of Company securities for the purpose of generating the cash needed to pay the exercise price or taxes associated with the exercise of an option.

Purchases from an employee share purchase plan

The trading restrictions in this Policy do not apply to elections with respect to participation in a Company’s employee share purchase plan or to purchases of securities under the plan. However, the trading restrictions do apply to any subsequent sales of any such securities acquired therefrom.

Share splits, share dividends and similar transactions

The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a share split or share dividend applying equally to all securities of a class, or similar transactions.

Inheritance

The trading restrictions under this Policy do not apply to transfers by will or the laws of descent and distribution. However, the trading restrictions under this Policy do apply to the sale of any inherited securities if the recipient, for example, an immediate family member, is subject to this Policy.

Change in form of ownership

Transactions that involve merely a change in the form in which you own securities are not subject to the trading restrictions under this Policy. For example, you may transfer shares to an inter vivos trust of which you are the sole beneficiary during your lifetime.

Other exceptions

Any other exception from this Policy must be approved by a Compliance Officer.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT

Obligations under Section 16

Section 16 of the Exchange Act, and the related rules and regulations, set forth (i) reporting obligations, (ii) limitations on “short-swing” transactions and (iii) limitations on short sales and other transactions applicable to directors, officers, large shareholders and certain other persons.

The Board of Directors of the Company has determined that those persons listed on Schedule II are required to comply with Section 16 of the Exchange Act, and the related rules and regulations, because of their positions with the Company. A Compliance Officer may amend Schedule II from time to time as appropriate to reflect the election of new officers or directors, any change in the responsibilities of officers or other employees and any promotions, demotions, resignations or departures.

Schedule II is not necessarily an exhaustive list of persons subject to Section 16 requirements at any given time. Even if you are not listed on Schedule II, you may be subject to Section 16 reporting obligations because of your shareholdings, for example.

Notification requirements to facilitate Section 16 reporting

To facilitate timely reporting of transactions pursuant to Section 16 requirements, each person subject to Section 16 reporting requirements must provide, or must ensure that his or her broker provides, the Company with detailed information (e.g., trade date, number of shares, exact price, etc.) regarding his or her transactions involving the Company’s securities, including gifts, transfers, pledges and transactions pursuant to a trading plan, both prior to (to confirm compliance with pre-clearance procedures, if applicable) and promptly following execution.

Personal responsibility

The obligation to file Section 16 reports, and to otherwise comply with Section 16, is personal. The Company is not responsible for the failure to comply with Section 16 requirements.

ADDITIONAL INFORMATION

Availability of Policy

This Policy will be made available to all directors, officers, employees and agents of the Company when they commence service with the Company. Each director, officer, employee and agent of the Company is required to acknowledge that he or she understands, and agrees to comply with, this Policy.

Amendments

We are committed to continuously reviewing and updating our policies and procedures. The Company therefore reserves the right to amend, alter or terminate this Policy at any time and for any reason, subject to applicable law. A current copy of the Company’s policies regarding insider trading may be obtained by contacting a Compliance Officer or the Legal Department.

* * *

Nothing in this Insider Trading Policy creates or implies an employment contract or term of employment.

The policies in this Insider Trading Policy do not constitute a complete list of Company policies or a complete list of the types of conduct that can result in discipline, up to and including discharge.

SCHEDULE I

INDIVIDUALS SUBJECT TO

PRE-CLEARANCE REQUIREMENTS

1.DIRECTORS

All Directors of Theravance Biopharma, Inc.

2.OFFICERS (including officers who are also directors)

All Vice Presidents and above of Theravance Biopharma, Inc.

All Vice Presidents and above of Theravance Biopharma US, Inc., Theravance Biopharma Ireland Limited or any wholly-owned subsidiary of Theravance Biopharma, Inc.

Note: A full and complete list shall be maintained by the Company’s stock plan administrator under the direction of a Compliance Officer and any updates or changes shall be recorded by the Company’s stock plan administrator under the direction of a Compliance Officer.

3.OTHERS

Note: A full and complete list shall be maintained by the Company’s stock plan administrator under the direction of a Compliance Officer and any updates or changes shall be recorded by the Company’s stock plan administrator under the direction of a Compliance Officer

SCHEDULE II

INDIVIDUALS SUBJECT TO

SECTION 16 REPORTING AND LIABILITY PROVISIONS

1.DIRECTORS

All Directors of Theravance Biopharma, Inc.

2.OFFICERS (including officers who are also directors)

Each person deemed to be an “officer” of Theravance Biopharma, Inc. in accordance with Rule 16a-1(f) of the Securities Exchange Act of 1934

SCHEDULE III

THERAVANCE BIOPHARMA, INC.

REQUIREMENTS FOR RULE 10B5-1 TRADING PLANS

Trades in Theravance Biopharma, Inc. (the “Company”) securities by directors, officers, employees and other persons covered by the Company’s Insider Trading Policy that are executed pursuant to an approved “10b5-1 plan” are not subject to the prohibition on trading by individuals aware of material non-public information at the time of the transaction contained in the Company’s Insider Trading Policy or to the pre-clearance procedures set forth therein.

Rule 10b5-1 of the Securities and Exchange Commission provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements.  In general, a 10b5-1 plan must be entered into while an individual is not aware of material non-public information.  Once the plan is adopted, the individual who adopted the plan must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.  Compliance with Rule 10b5-1 of the Securities and Exchange Commission will not protect an executive officer or director from liability under Section 16 of the Securities Exchange Act of 1934.  Covered persons may adopt 10b5-1 plans on their own (“Voluntary Plan”) or through entering into a 10b5-1 plan in connection with the grant of an equity award under the Company’s equity plans (“Equity Award Plans”).  An Equity Award Plan that provides for sell-to-cover transactions is deemed a “Sell-to-Cover Plan” where it authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as a restricted share award, and the relevant individual does not otherwise exercise control over the timing of such sales. Instructions to “Sell-to-Cover” pursuant to the Company’s form of Instruction Letter are Sell-to-Cover Plans while instructions to “Sell All” pursuant to the same form are Voluntary Plans. Except as expressly provided below, these guidelines apply both to Voluntary Plans and Equity Award Plans.

The Company requires that all Voluntary Plans (except “Sell All” instructions given pursuant to the Company’s form of Instruction Letter) be filed with and approved by a Compliance Officer or a member of the Legal Department in advance and in writing.  If a Compliance Officer seeks to enter into a Voluntary Plan, it must be approved in writing by another Compliance Officer, the Chief Financial Officer or Chief Executive Officer in advance and in writing.  Once adopted, 10b5-1 plans may be amended, suspended or terminated only with the written advance approval of the Compliance Officer and in compliance with the procedure set forth below.

Directors and officers of the Company who anticipate selling any of the Company’s securities on more than just an occasional basis are strongly encouraged to do so pursuant to a 10b5-1 plan.

A 10b5-1 plan will not be approved unless the plan meets the requirements of Rule 10b5-1 and provides that, or the Company’s internal procedures ensure that:

1.	A 10b5-1 Plan may be adopted only when the person adopting the plan is not aware of material non-public information.
2.

The plan was given or entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and the person who entered into the plan has acted in good faith with respect to the contract, instruction or plan.

3.

On the date of the adoption of any plan or the modification of any plan as to the amount, price, or timing of the purchase or sale of the securities underlying such plan, any individual who is a director or officer (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) (collectively, the “Section 16 D&Os”) must furnish to the Company a written certification stating that such individual:

a.	As of such date, such Section 16 D&O is not aware of any material nonpublic information about the Company or its securities; and
b.	As of such date, such Section 16 D&O is adopting or modifying the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.
4.	The first transaction under the plan cannot take place until:
a.

For the Company’s Section 16 D&Os, the later of (i) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted (up to a maximum of 120 days after the adoption of the plan) and (ii) 90 days following the date of adoption of the plan; and

b.	For all other individuals subject to this Policy, 30 days following the date of adoption of the plan.

For the purposes of this item 4, a modification of a plan as to the amount, price or timing of the purchase or sale of the securities underlying such plan is deemed an adoption of a new plan.

5.

The plan clearly specifies the amount, pricing and timing of transactions (including by formula or algorithm, which must be straightforward in design and simple to implement). The individual approving the plan as specified in the third paragraph of these requirements, and the Company’s outside counsel have sole discretion to determine if the requirements set forth in this item 5 are met.

6.

Other than as set forth below in this item 6, no trading in Company securities can occur outside a Voluntary Plan while the plan is in effect.  However, subject to item 7’s restrictions, if the Voluntary Plan only covers sales, then purchases may be made outside the plan, and if the Voluntary Plan only covers purchases, then sales may be made outside the plan.  Insiders who are subject to Section 16 need to ensure that they consider the effect of any such purchases and sales under the short-swing profit provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.  Sales under a Sell-to-Cover Plan are permitted while a Voluntary Plan is in effect.

7.

An individual may not have more than one Voluntary Plan covering Company shares in effect at any one time.  A Sell-to-Cover Plan is not counted for this purpose. A Voluntary Plan may be put in place while a preexisting Voluntary Plan is in place, provided that (i) sales under such new Voluntary Plan shall not be executed until the cooling-off periods mandated by item 4 have passed following the expiration or completion of the preexisting plan and (ii) if the preexisting Voluntary Plan is terminated early, then the cooling-off period for the new Voluntary Plan must run from the date of the preexisting plan’s termination.

8.

An individual subject to this Policy is limited to having no more than one single-trade plan (i.e., a plan that has only one trading event) other than a Sell-to-Cover Plan during any consecutive twelve-month trading period.

9.

If the specified number of shares is not sold or purchased because the trigger price has not been reached prior to the closing of the quarterly trading blackout period or the designated period to effect transactions under the plan, the unsold shares may be added to the order(s) for the following designated period(s) to effect transactions under the plan.

10.	The plan must provide that transactions thereunder will be consummated through a broker that is acceptable to the Company.
11.	The plan must have a termination date.
12.	Public disclosure of the plan, if any (and the level of detail of such disclosure) shall remain in the sole discretion of the Legal Department and the Company’s outside counsel.
13.

A 10b5-1 plan may be amended by the individual only if the individual is not in possession of material non-public information at the time of such amendment, and a plan may not be terminated during the cooling-off period applicable to such plan.  Until a termination is effective, the original Rule 10b5-1 plan remains in effect.  Equity Award Plans may not be amended or terminated by their adopters except pursuant to the Company’s Instruction Letter.

14.

Any Voluntary Plan must provide for automatic termination in the event of death, a personal bankruptcy filing, the filing of a divorce petition, the last scheduled transaction under the plan, the public announcement of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the shares of the Company into shares of another company, or the conversion of the Company’s shares into rights to receive fixed amounts of cash or into debt securities and/or preferred shares (whether in whole or in part).